Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway appoints Corporate Vice President of Claims

     TORONTO, Sept. 3 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. is pleased to announce the appointment of Glenn Penny as Vice President,
Claims of Kingsway Financial Services Inc. In this newly created role, Glenn will be responsible for the oversight of the claims functions, including building claims capabilities and common practices throughout the Kingsway
Group.
     Glenn is an insurance executive with 24 years of claims experience. He was previously a senior claims executive with the Canadian operations of the largest non-standard automobile insurance company in North America and was most recently Vice President, Claims of a major Canadian personal and other specialty lines insurer. Throughout his career, Glenn has demonstrated an ability to build high performance claims teams, including start up operations and the implementation of service standards and performance metrics for claims departments. One of Glenn's responsibilities will be to introduce new and innovative claims services and cost containment initiatives to the group, particularly in the area of vendor and litigation management. He is experienced in developing and implementing claims systems and software tools.
Together these elements will ensure that Kingsway leverages information and experience across the organization to improve its overall claims execution and performance.
     "We are excited to have someone of Glenn's capabilities and experience join the Kingsway Group", said Shaun Jackson, President and CEO. "This newly created role is part of our strategic plan to increase oversight and provide best practices to all of our insurance companies throughout the group. The dollar spend on claims settlement is the most significant cost for the
Kingsway and Glenn's experience and knowledge in this area will assist us in ensuring the best and most cost efficient utilization of our resources."
     "Kingsway's goal is to maintain strong regional claims operations that are tailored to the local markets but also to provide centralized procurement, sourcing and training initiatives that will ensure Kingsway's future operational direction is aligned with its strategic plans to continue to reduce costs and improve the profitability of the Company on behalf of our shareholders."

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. The Company also provides commercial and personal property insurance, standard automobile insurance, motorcycle insurance and other specialty insurance where limited competition and an emphasis on underwriting profit provide an opportunity for consistent and above-average returns. Kingsway Financial operates through 11 wholly-owned insurance subsidiaries in Canada and two insurance agencies in Canada and the United
States. The Company employs approximately 2,900 people in Canada and the
United States and is headquartered in Mississauga, Ontario, Canada. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 08:22e 03-SEP-08